
02048916


SEC MAIL
RECEIVED
PROCESSING
SECTION
WASH. D.C.
JUL 15 2002
154

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number
1-8739

Burlington Coat Factory Warehouse Corporation
401 (k) Profit Sharing Plan
1830 Route 130
Burlington, New Jersey 08016

(Full title and address of plan)

Burlington Coat Factory Warehouse Corporation
1830 Route 130
Burlington, New Jersey 08016

(Name of issuer and address of principal executive offices of issuer)

SHAPIRO & LIEBERMAN
CERTIFIED PUBLIC ACCOUNTANTS
210 SYLVAN AVENUE
ENGLEWOOD CLIFFS, N.J. 07632-0898

CLARENCE SHAPIRO, C.P.A. (RETIRED)

JOSUE COICOU, C.P.A.
PINCUS LIEBERMAN, C.P.A.
W. DONALD MAURER, C.P.A.

(201) 871-8727
FID# 13-5637336
FAX (201) 871-8732

REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees of
Burlington Coat Factory Warehouse
401(K) Profit Sharing Plan

We were engaged to audit the accompanying statement of net assets available for plan benefits of the Burlington Coat Factory Warehouse Employees' 401(K) Profit Sharing Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for plan benefits and the supplemental schedule of assets held for investment purposes as of and for the years ended December 31, 2001 & 2000. These financial statements and schedule are the responsibility of the Plan's management.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements, and supplemental schedules were prepared on a modified cash basis of accounting which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held at end of year as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedure applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of Assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain participants directed plan assets held by the Plan trustees. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974.

Englewood Cliffs, New Jersey
June 24, 2002



BURLINGTON COAT FACTORY WAREHOUSE CORPORATION
401 (K) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Plan Benefits
(Modified Cash Basis)
December 31, 2001 and 2000

	2001	2000
ASSETS		
Investments, at Fair Value	$71,286,391	$65,014,811
Miscellaneous Receivables:	0	0
TOTAL ASSETS	$71,286,391	$65,014,811
Less: Liabilities	0	0
Net Assets Available for Plan Benefits	$71,286,391	$65,014,811

(See notes to financial statements)

BURLINGTON COAT FACTORY WAREHOUSE CORPORATION
401 (K) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Plan Benefits
(Modified Cash Basis)
For the Twelve Months Ended December 31, 2001 and 2000

	2001	2000
Additions:		
Contributions:		
Employees	$ 4,617,600	$ 4,023,636
Employer	8,150,997	6,330,199
Interest & Dividends	2,598,746	1,693,697
Unrealized Gain (Loss)	(6,203,217)	(1,698,553)
Realized Gain (Loss)	1,457,414	109,828
Other	149,578	195,168
Total Additions	10,771,118	10,653,975
Deductions:		
Benefit Paid to Participants	4,498,788	4,630,670
Other	750	202,075
Total Deductions	4,499,538	4,832,745
Net Increase	6,271,580	5,821,230
Net Assets Available for Plan Benefits:		
January 1, 2001	65,014,811	59,193,581
December 31, 2001	$71,286,391	$65,014,811

(See notes to financial statements)

Notes to Financial Statements
December 31, 2001

1) Description of Plan

The following brief description of the Burlington Coat Factory Warehouse Corporation 401 (k) Profit Sharing Plan (the "Plan") is provided for general information purposes only. For more complete information about the Plan's eligibility, vesting, withdrawal and benefit provisions, reference should be made to the summary plan description for the Plan.

The Plan is a voluntary investment and savings plan intended to provide participating employees ("Members") with additional retirement income. Active regular employees of Burlington Coat Factory Warehouse Corporation (the "Company") and certain of its subsidiaries are eligible to participate in the Plan after attainment of age twenty-one and completion of one year of service.

The Plan is also intended to qualify as a profit sharing plan under the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The Company absorbs all of the administrative costs of the Plan. During Plan Year 2001, ING National Trust was appointed as Trustee. The Trustee is responsible for holding the assets of the Plan and providing record keeping and administrative services. Prior to ING National Trust's appointment as Trustee, record keeping and administrative services for the Plan were provided by Chase Bank of Texas. The Company has appointed certain employees of the Company to a committee which acts as the Plan Administrator.

Under the Plan, Members may enter into salary reduction agreements with their employer and may contribute, within limitations specified by the Code, from 1% to 15% of covered pay. The Company's matching contribution is 100% of the first 3%, plus 50% of the next 2%, of Members' salary which is deferred. Members' salary deferral and the Company matching contributions made for plan years commencing on and after January 1, 2000 are fully vested. Company matching contributions made for plan years commencing prior to January 1, 2000 are 20% vested after three years of service and continue to vest an additional 20% each year, becoming fully vested after the Member has completed seven years of service.

The Company may make a profit sharing contribution in cash to the Plan for a Plan Year in an amount determined by the Board of Directors of the Company in its sole discretion. The amunt contributed for any Plan Year will be allocated proportionately among all participants who have completed at least 1000 hours of service during the Plan Year and are employed on the last day of the Plan Year. For 2001, the Company Profit Sharing contribution was 3% of compensation. The vesting schedule for the Company Profit Sharing contribution is 20% after three years of service, and 20% for each year thereafter up to 100% upon completion of seven years of service.

Notwithstanding the vesting schedules, a Member becomes 100% vested in his or her account upon reaching age 65, or upon death or disability.

An employee, whether or not such employee has satisfied the service requirement to become a Member, is eligible to contribute any amount that qualifies as a rollover contribution (as defined in the Plan). Rollover contributions are not eligible for Company matching contributions.

2) Accounting Policies

Basis of Accounting
The Plan's financial statements have been prepared on the modified cash basis, under which transactions are recognized on a cash basis and investments are valued as described in Note 8. Employee contributions to the Plan are recognized when received from the Company, which funds the Plan on a current basis.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Payment of Benefits

Benefits are recorded when paid.

3) Investment Funds

Members may direct their contributions to be invested in any of the following funds: Aetna Fixed Account, Aetna Bond Fund, Aetna Index Plus Large Cap Fund, Massachusetts Investors Growth Stock Fund, Aetna Small Company Fund, Oppenheimer Global Fund, Janus Balanced Fund, Aetna International Fund, INVESCO Dynamics Fund, MFS Capital Opportunities Fund, Pioneer Fund and Burlington Coat Stock Fund. If the Trustee does not receive direction from a participant, their account will be invested in the Aetna Fixed Fund or such other money market or fixed income fund as the Plan Committee designates. Contributions and investment balances can be reallocated on a daily basis.

Fund/Description

Aetna Fixed Account – Guarantees a minimum rate of compounded interest which, once credited, becomes part of the principal.

Aetna Bond Fund – Seeks to maximize total return, consistent with reasonable risk, through investments in a diversified portfolio consisting primarily of debt securities.

Aetna Index Plus Large Cap Fund – Seeks to outperform the total return performance of Standard & Poor's 500 Composite Index, while maintaining a market level of risk.

Massachusetts Investors Growth Stock Fund – Seeks to provide long-term growth of capital and future income by investing in stocks of companies believed to have better-than-average long-term growth potential and a future income.

Aetna Small Company Fund -- Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stocks of companies with smaller market capitalizations.

Oppenheimer Global Fund – Seeks capital appreciation by investing mainly in common stocks and other equity securities of companies of any nation throughout the world.

Janus Balanced Fund – Seeks long-term growth of capital, consistent with preservation of capital and balanced by current income.

Aetna International Fund – Seeks long-term capital growth primarily through investment in a diversified portfolio of common stocks principally traded in countries outside of the United States, without targeting any given level of current income.

INVESCO Dynamics Fund – Seeks appreciation of capital through aggressive investment in a variety of securities that are believed to present opportunities for capital enhancement.

MFS Capital Opportunities Fund – Seeks capital appreciation, with dividend income (if any) as a consideration incidental to this objective.

Pioneer Fund – Seeks reasonable income and capital growth by investing in equity securities, primarily of U.S. issuers.

Burlington Coat Stock Fund – Invests in common stock of Burlington Coat Factory Warehouse Corporation.

FUND NAME	NUMBER OF INVESTED ACCOUNTS
Aetna Fixed Account	14,344
Aetna Bond	1,280
Aetna Index Plus Large Cap Fund	787
Massachusetts Investors Growth Stock Fund	2,152
Aetna Small Company Fund	119
Oppenheimer Global Fund	1,588
Janus Balanced Fund	1,575
Aetna International Fund	105
INVESCO Dynamics Fund	177
MFS Capital Opportunities Fund	158
Pioneer Fund	1,444
Burlington Coat Stock Fund	5,424

4) Member Loans

Members can borrow from their account and repay it through after-tax payroll deductions. Members may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 (less the highest outstanding balance on any plan loan during the preceding twelve months) or 50% of their vested account balance. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range generally from one to five years, or twenty years if the purpose of the loan is to enable a

Member to purchase a primary residence. The loans are due and payable 30 days following termination of employment, or earlier in certain circumstances. The loans are secured by the balance in the Member's account and bear interest at a commercially reasonable rate.

5) Non-Vested Employer Contributions

Forfeitures of non-vested Company matching contributions and Profit Sharing contributions are applied toward future Company matching contributions.

Forfeitures of non-vested Company matching contributions for the years ended December 31, 2000 and December 31, 2001 were $1,196,000 and $544,187, respectively.

6) Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan or discontinue contributions at any time. Upon termination or discontinuance of contributions, each Member's account will become vested.

7) Distributions

The Plan provides for the distribution of a Member's account balance upon retirement, death, disability, termination of employment or attainment of age 59-1/2. In addition, Members who have a proven financial hardship may withdraw a portion of their account balance. Distributions are made in a lump sum payment. Distributions from the Company Common Stock Fund of the Plan are made in cash or in stock, at the election of the Member.

8) Investment Valuation and Income Recognition

Significant policies related to investments are summarized below:

The fair value of investments in the Company's common stock is based upon published quotations. The investment of Company stock is then recorded on a unitized basis. Contributions to the Employer Stock Account are invested primarily in common stock with a relatively small cash component maintained to help simplify transactions.

The fair value of investments in common trust funds and mutual funds is determined by the Trustee or custodian of those funds on the basis of the fair values of the underlying net assets.

Net appreciation (depreciation) in fair value of investment represent increases or decreases in value resulting from realized and unrealized gains and losses.

The Member loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

9) Statement of changes in net assets available for plan benefits by fund:

Burlington Coat Factory Warehouse Corporation
401(k) Profit Sharing Plan
Statement of Changes in Net Assets
Available for Plan benefits

	chase funds morley stable value fund	chase funds strong gov't fund	chase funds janus balanced fund	chase funds vanguard 500 index trust portfolio
Shares/units - end of period				
Shares/unit price - end of period				
Net assets at beginning of year	11,318,469	3,132,046	3,829,278	2,329,473
Employee contribution	57,793	21,013	29,577	27,821
Rollover contribution				3,044
Employer contributions		263,299	365,887	266,880
Takeover contributions				
Loan repayments-principal	39,215	6,638	8,754	4,681
Loan repayment-interest	7,764	1,655	2,410	1,131
Loan issue				
Withdrawals/distributions	(52,370)	(15,740)	(34,434)	(24,721)
Interfund exchange	197,723	12,821	576,159	(127,007)
Forfeitures	12,411	(124)	(729)	(275)
Miscellaneous	(21,147)	(10,342)	(17,251)	(7,965)
Other income	105,099			
Dividends/earnings		30,497		
Appreciation/depreciation	59,766	33,812	59,262	84,537
Transfer to new recordkeeper	(11,724,722)	(3,475,576)	(4,818,913)	(2,557,600)
Net assets at end of year	(0)	0	0	(0)

Burlington Coat Factory Warehouse Corporation
401(k) Profit Sharing Plan
Statement of Changes in Net Assets
Available for Plan benefits

	chase funds janus fund	chase funds fidelity div. growth fund	chase funds fidelity blue chip growth fund
Shares/units - end of period			
Shares/unit price - end of period			
Net assets at beginning of year	8,323,503	5,792,103	1,685,789
Employee contribution	62,881	33,634	20,557
Rollover contribution			
Employer contributions	654,945	374,892	219,457
Takeover contributions			
Loan repayments-principal	13,007	9,377	3,432
Loan repayment-interest	3,309	2,475	866
Loan issue			
Withdrawals/distributions	(59,650)	(53,458)	(43,914)
Interfund exchange	(266,187)	88,670	(56,175)
Forfeitures	(78)	(296)	(1,984)
Miscellaneous	(30,612)	(15,998)	(12,387)
Other income			
Dividends/earnings			
Appreciation/depreciation	666,946	159,086	45,606
Transfer to new recordkeeper	(9,368,064)	(6,390,485)	(1,861,247)
Net assets at end of year	0	0	(0)

Burlington Coat Factory Warehouse Corporation
401(k) Profit Sharing Plan
Statement of Changes in Net Assets
Available for Plan benefits

	chase funds	chase funds	chase funds
	chase equity growth fund	janus worldwide fund	bcfw common stock
Shares/units - end of period			
Shares/unit price - end of period			
Net assets at beginning of year	684,968	5,518,969	2,128,870
Employee contribution	11,734	47,453	9,824
Rollover contribution			
Employer contributions	114,229	514,769	103,355
Takeover contributions			
Loan repayments-principal	1,576	10,385	1,539
Loan repayment-interest	451	2,506	288
Loan issue			
Withdrawals/distributions	(14,726)	(50,322)	(7,521)
Interfund exchange	13,289	55,896	(411,185)
Forfeitures	(21)	(516)	(1,269)
Miscellaneous	(4,966)	(26,640)	13
Other income			16,368
Dividends/earnings			
Appreciation/depreciation	34,981	226,165	87,252
Transfer to new recordkeeper	(841,516)	(6,298,665)	(1,927,536)
Net assets at end of year	(0)	(0)	0

Burlington Coat Factory Warehouse Corporation
401(k) Profit Sharing Plan
Statement of Changes in Net Assets
Available for Plan benefits

	chase funds	chase funds	chase funds
	loan fund	chase vista govt money mkt	phoenix income growth fund
Shares/units - end of period			
Shares/unit price - end of period			
Net assets at beginning of year	3,179,981	12,196,680	2
Employee contribution		0	
Rollover contribution			
Employer contributions		4,380,726	
Takeover contributions			
Loan repayments-principal	(99,193)	589	
Loan repayment-interest		88	
Loan issue			
Withdrawals/distributions	(22,778)	(112,687)	
Interfund exchange		(71,581)	(2)
Forfeitures		(6,340)	
Miscellaneous	161,858	(15,265)	
Other income		(104,721)	
Dividends/earnings		130,081	0
Appreciation/depreciation			
Transfer to new recordkeeper	(3,219,868)	(16,397,569)	
Net assets at end of year	0	(0)	0

Burlington Coat Factory Warehouse Corporation
401(k) Profit Sharing Plan
Statement of Changes in Net Assets
Available for Plan benefits

	chase funds dreyfus s&p 500 index fund	chase funds fidelity advisor growth fund	chase funds franklin small cap growth
Shares/units - end of period			
Shares/unit price - end of period			
Net assets at beginning of year	2	2	2
Employee contribution			
Rollover contribution			
Employer contributions			
Takeover contributions			
Loan repayments-principal			
Loan repayment-interest			
Loan issue			
Withdrawals/distributions			
Interfund exchange	(2)	(2)	(2)
Forfeitures			
Miscellaneous			
Other income			
Dividends/earnings	0	0	
Appreciation/depreciation			
Transfer to new recordkeeper			
Net assets at end of year	0	0	0

Burlington Coat Factory Warehouse Corporation
401(k) Profit Sharing Plan
Statement of Changes in Net Assets
Available for Plan benefits

	chase funds templeton growth fund	chase funds burlington prior plan	chase funds cash
Shares/units - end of period			
Shares/unit price - end of period			
Net assets at beginning of year	2	4,894,818	(145)
Employee contribution			
Rollover contribution			
Employer contributions			
Takeover contributions			
Loan repayments-principal			
Loan repayment-interest			
Loan issue			
Withdrawals/distributions		(44,483)	361
Interfund exchange	(2)	(236)	(1)
Forfeitures		(783)	
Miscellaneous		(4,158)	(215)
Other income		(46)	0
Dividends/earnings		233,833	
Appreciation/depreciation			
Transfer to new recordkeeper		(5,078,947)	
Net assets at end of year	0	(0)	0

Burlington Coat Factory Warehouse Corporation
401(k) Profit Sharing Plan
Statement of Changes in Net Assets
Available for Plan benefits

	ING funds: aetna fixed acct	ING funds: ING Aeitus money mkt fund	ING funds: ING bond fund
Shares/units - end of period		547,704.870	406,508.331
Shares/unit price - end of period		1.000000	10.290000
Net assets at beginning of year			
Employee contribution	838,247		277,638
Rollover contribution	21,872		134
Employer contributions	20,374		4,543
Takeover contributions	29,391,293		3,636,887
Loan repayments-principal	479,041		82,983
Loan repayment-interest	86,880		18,786
Loan issue	(639,042)		(101,398)
Withdrawals/distributions	(1,759,353)		(228,471)
Interfund exchange	684,737	544,185	269,058
Forfeitures	(444,818)		(6,833)
Miscellaneous	810,153		7,032
Other income	(193)		(20)
Dividends/earnings	1,446,238	3,519	263,595
Appreciation/depreciation			(40,963)
Transfer to new recordkeeper			
Net assets at end of year	30,935,430	547,705	4,182,971

Burlington Coat Factory Warehouse Corporation
401(k) Profit Sharing Plan
Statement of Changes in Net Assets
Available for Plan benefits

	ING funds:	ING funds:	ING funds:
	ING index plus lg cap fund	ING small co. fund	ING int'l growth fund
Shares/units - end of period	144,550.991	11,932.538	12,225.269
Shares/unit price - end of period	14.620000	14.240000	7.760000
Net assets at beginning of year			
Employee contribution	311,196	13,771	10,945
Rollover contribution	4,148	45	14,452
Employer contributions	6,755	135	196
Takeover contributions	2,691,544		
Loan repayments-principal	55,747	1,760	352
Loan repayment-interest	13,805	486	54
Loan issue	(60,436)	(5,025)	(208)
Withdrawals/distributions	(117,454)	(10,949)	(709)
Interfund exchange	(361,474)	162,299	83,579
Forfeitures	(13,531)	(263)	(113)
Miscellaneous	13,531	263	113
Other income	(26)		
Dividends/earnings	13,067	150	
Appreciation/depreciation	(443,537)	7,247	(13,793)
Transfer to new recordkeeper			
Net assets at end of year	2,113,334	169,919	94,868

Burlington Coat Factory Warehouse Corporation
401(k) Profit Sharing Plan
Statement of Changes in Net Assets
Available for Plan benefits

	ING funds: burlington special fund	ING funds: pioneer fund	ING funds: invesco dynamics fund
Shares/units - end of period	173,670.214	141,739.905	25,734.183
Shares/unit price - end of period	10.576047	38.910000	15.930000
Net assets at beginning of year			
Employee contribution		402,391	46,517
Rollover contribution		16,583	11,018
Employer contributions		6,838	353
Takeover contributions	1,823,259	6,650,502	
Loan repayments-principal		101,799	4,641
Loan repayment-interest		26,799	740
Loan issue	(2,204)	(121,230)	(4,682)
Withdrawals/distributions	(85,305)	(389,710)	(4,348)
Interfund exchange	(1,312)	(311,311)	439,656
Forfeitures	(1,312)	(10,602)	(165)
Miscellaneous	1,312	10,602	165
Other income	(3)	(38)	
Dividends/earnings		64,722	520
Appreciation/depreciation	102,310	(932,246)	(84,470)
Transfer to new recordkeeper			
Net assets at end of year	1,836,744	5,515,099	409,946

Burlington Coat Factory Warehouse Corporation
401(k) Profit Sharing Plan
Statement of Changes in Net Assets
Available for Plan benefits

	ING funds: janus balanced fund	ING funds: massachusetts investors grth	ING funds: MFS capital opportunities
Shares/units - end of period	247,860.543	690,186.788	16,190.299
Shares/unit price - end of period	19.630000	12.890000	13.430000
Net assets at beginning of year			
Employee contribution	421,579	1,070,301	27,058
Rollover contribution	16,801	25,001	3,306
Employer contributions	8,467	20,325	467
Takeover contributions	5,035,778	12,532,284	
Loan repayments-principal	109,972	220,687	1,695
Loan repayment-interest	27,562	53,487	219
Loan issue	(126,066)	(249,869)	(3,145)
Withdrawals/distributions	(288,157)	(485,067)	(4,415)
Interfund exchange	(19,578)	(1,183,415)	220,626
Forfeitures	(9,757)	(26,404)	(167)
Miscellaneous	9,757	26,537	167
Other income	(41)	(161)	
Dividends/earnings	126,723		
Appreciation/depreciation	(447,538)	(3,107,197)	(28,376)
Transfer to new recordkeeper			
Net assets at end of year	4,865,503	8,896,508	217,436

Burlington Coat Factory Warehouse Corporation
401(k) Profit Sharing Plan
Statement of Changes in Net Assets
Available for Plan benefits

	ING funds: oppenheimer global fd	ING funds: bcfw stock	ING funds: loan
Shares/units - end of period	120,359.544		
Shares/unit price - end of period	46.730000		
Net assets at beginning of year			
Employee contribution	582,626	133,177	
Rollover contribution	27,776	15,691	
Employer contributions	11,118	812,987	
Takeover contributions	6,528,265	2,451,023	3,219,868
Loan repayments-principal	136,221	21,560	(1,216,458)
Loan repayment-interest	29,592	4,446	
Loan issue	(156,077)	(94,889)	1,564,271
Withdrawals/distributions	(402,260)	(186,149)	
Interfund exchange	(350,329)	(176,722)	
Forfeitures	(14,406)	(15,814)	
Miscellaneous	14,406	38,167	(262,238)
Other income	(117)	(150)	
Dividends/earnings			
Appreciation/depreciation	(782,413)	(432,242)	
Transfer to new recordkeeper			
Net assets at end of year	5,624,402	2,571,085	3,305,442

Burlington Coat Factory Warehouse Corporation
401(k) Profit Sharing Plan
Statement of Changes in Net Assets
Available for Plan benefits

	total
Shares/units - end of period	
Shares/unit price - end of period	
Net assets at beginning of year	65,014,812
Employee contribution	4,457,731
Rollover contribution	159,869
Employer contributions	8,150,997
Takeover contributions	73,960,704
Loan repayments-principal	(0)
Loan repayment-interest	285,799
Loan issue	(0)
Withdrawals/distributions	(4,498,788)
Interfund exchange	12,178
Forfeitures	(544,187)
Miscellaneous	664,891
Other income	15,950
Dividends/earnings	2,312,947
Appreciation/depreciation	(4,745,803)
Transfer to new recordkeeper	(73,960,708)
Net assets at end of year	71,286,391

10) Income Taxes

The Company received a tax determination letter dated May 16, 1996, from the Internal Revenue Service stating that the Plan, in form, meets the requirements of Section 401(a) of the Code. The trust created under the Plan is therefore exempt from Federal income taxes under provisions of Section 501(a) of the Code. As of the date of this report, the Company believes that the Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) of the Code. Application for a determination, pursuant to Revenue Procedure 2002-6, was made on February 15, 2002 for the Plan as amended and restated effective January 1, 2001 (with certain other effective dates as noted therein).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Burlington Coat Factory Warehouse Corporation
401 (K) Profit Sharing Plan



Robert L. LaPenta, Jr.
Vice President-Corporate Controller and
Chief Accounting Officer

Date: July 10, 2002

EXHIBIT 23

SHAPIRO & LIEBERMAN
CERTIFIED PUBLIC ACCOUNTANTS
210 SYLVAN AVENUE
ENGLEWOOD CLIFFS, N.J. 07632-0998

CLARENCE SHAPIRO, C.P.A. (RETIRED)

JOSUE COICOU, C.P.A.
PINCUS LIEBERMAN, C.P.A.
W. DONALD MAURER, C.P.A.

(201) 871-8727
FID# 13-5637336
FAX (201) 871-8732

INDEPENDENT AUDITORS CONSENT

We consent to incorporation by reference in the Registration Statements on Form S-8 (No's. 333-41077 and 333-74244) with respect to the Burlington Coat Factory Warehouse Corp. 401(k) Profit Sharing Plan (the "Plan") of our report dated June 24, 2002, relating to the statements of net assets available for plan benefits of the Plan as of December 31, 2001, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in this Form 11-K for the year ended December 31, 2001.



Shapiro & Lieberman, Certified Public Accountants
Englewood Cliffs, New Jersey
June 26, 2002